Exhibit 99.1

Anchiano Therapeutics Ltd.

Consolidated Interim Financial Statements

June 30, 2019

Anchiano Therapeutics Ltd.

Condensed Consolidated Interim Financial Statements as of June 30, 2019 (Unaudited)

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Condensed Consolidated Interim Statements of Financial Position (unaudited)

$ thousands	June 30, 2019 *	December 31, 2018
Assets	(Unaudited)
Cash and cash equivalents	27,010	7,517
Receivables	885	3,403

Total current assets	27,895	10,920
Non-current assets
Long-term prepaid expenses	1,032	1,115
Right - of - use assets	1,600	-
Long-term pledged deposits	126	120
Asset for employee benefits, net	10	34
Fixed assets, net	393	385

Total non-current assets	3,161	1,654

Total assets	31,056	12,574
Liabilities
Trade payables	383	396
Other payables	1,618	2,021
Short-term employee benefits	754	644
Short-term lease liabilities	484	-
Derivative instruments	-	6,975

Total current liabilities	3,239	10,036
Non-current liabilities
Long-term lease liabilities	1,053	-
Derivative instruments	1,881	3,628
Total non-current liabilities	2,934	3,628

Total liabilities	6,173	13,664
Contingent liabilities and commitments
Equity
Share capital	-	-
Additional paid-in capital	116,125	70,595
Currency translation differences reserve	872	872
Capital reserve from share-based payments	4,290	3,566
Accumulated loss	(96,404)	(76,123)

Total equity (deficiency)	24,883	(1,090)

Total liabilities and equity	31,056	12,574

Dr. Stephen Hoffman	Dr. Frank Haluska	Jonathan Burgin
Chairman of the Board	Chief Executive Officer	Chief Operating Officer & Chief Financial Officer

* See Note 3 - Initial application of new standards

Date of approval of the financial statements: August 1, 2019

The accompanying notes are an integral part of the consolidated interim financial statements.

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Anchiano Therapeutics Ltd.

Condensed Consolidated Interim Statements of Operations (unaudited)

$ thousands (other than per share amounts)

	For the six-month period ended		For the three-month period ended
	June 30,	June 30,	June 30,	June 30,
	2019*	2018	2019*	2018

Research and development expenses	6,730	4,350	2,589	1,875
General and administrative expenses	3,147	3,213	1,854	2,287

Operating loss	9,877	7,563	4,443	4,162

Financing income	(1,963)	-	(2,790)	-
Financing expense	12,064	881	18	806

Financing expense (income), net	10,101	881	(2,772)	806

Loss before taxes on income	19,978	8,444	1,671	4,968

Income tax	279	393	139	330

Net loss for the period	20,257	8,837	1,810	5,298

loss per share (in $):

Basic and diluted loss*	0.64	0.92	0.05	0.55

Number of shares used to compute basic and diluted loss per share
(thousands of shares)	31,748	9,646	37,099	9,679

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

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Anchiano Therapeutics Ltd.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Loss (Unaudited)

$ thousands

	For the 6-month period ended		For the 3-month period ended
	June 30,	June 30,	June 30,	June 30,
	2019*	2018	2019*	2018

	20,257	8,837	1,810	5,298

Other comprehensive income items that will not be transferred to statement of operations

Re-measurement of defined benefit plan	24	-	24	-
Currency translation difference	-	(340)	-	(234)

Total comprehensive loss for the period	20,281	8,497	1,834	5,064

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

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Condensed Consolidated Interim Statements of Changes in Equity (Deficiency) (Unaudited)

$ thousands

	Share capital	Additional paid-in capital	Currency translation differences reserve	Capital reserve from share-based payments	Accumulated loss	Total equity (deficiency)

For the six-month period ended June 30, 2019 *
Balance as at January 1, 2019	-	70,595	872	3,566	(76,123)	(1,090)
Issuance of shares, net	-	26,500	-	-	-	26,500
Price protection rights	-	19,006	-	-	-	19,006
Expiration of options	-	24	-	(24)	-	-
Share-based payment	-	-	-	748	-	748
Comprehensive loss for the period	-	-	-	-	(24)	(24)
Loss for the period	-	-	-	-	(20,257)	(20,257)

Balance as of June 30, 2019	-	116,125	872	4,290	(96,404)	24,883

For the six-month period ended June 30, 2018
Balance as of January 1, 2018	-	60,043	457	1,767	(62,876)	(609)
Issuance of shares, net	-	10,419	-	-	-	10,419
Share-based payment	-	-	-	1,281	-	1,281
Comprehensive income for the period	-	-	340	-	-	340
Loss for the period	-	-	-	-	(8,837)	(8,837)

Balance as of June 30, 2018	-	70,462	797	3,048	(71,713)	2,594

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

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Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

$ thousands

	For the six-month period ended
	June 30,	June 30,
Cash flows from operating activities	2019*	2018

Loss for the period	(20,257)	(8,837)
Financing expenses, net	10,118	176
Depreciation	42	30
Share-based payments	748	1,281
Taxes on income	279	393
Lease depreciation	238	-
Change in receivables	1,828	87
Change long-term prepaid expenses	-	(145)
Change in trade payables	584	1,678
Change in other payables	(63)	457
Change in employee benefits	110	307
Taxes paid	(605)
Interest paid	(4)	(23)
Interest received	201	-

Net cash used in operating activities	(6,781)	(4,596)
Cash flows from investing activities
Change in long pledged deposits	-	(60)
Purchase of fixed assets	(91)	(98)

Net cash used in investing activities	(91)	(158)
Cash flows from financing activities
Receipt of loan from bank	-	1,050
Repayment of loan from bank	-	(1,033)
Receipt of loan from controlling shareholder	-	3,000
Repayment of loan from controlling shareholder	-	(3,000)
Payment for lease liabilities	(244)	-
Proceeds from issuance of warrants and derivative instruments	-	11,989
Proceeds from issuance of shares	30,500	10,911
Issuance costs	(3,879)	(16)

Net cash provided by financing activities	26,377	22,901

Increase in cash and cash equivalents	19,505	18,147

Cash and cash equivalents at the beginning of the period	7,517	1,454

Effect of exchange rate differences on cash and cash equivalents	(12)	(69)

Cash and cash equivalents at the end of the period	27,010	19,532

* See Note 3 - Initial application of new standards

The accompanying notes are an integral part of the consolidated interim financial statements.

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Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2019 (Unaudited)

Note 1 - General

A.	Anchiano Therapeutics Ltd. (the “Company”) is incorporated in Israel. The official address of the Company is 1/3 High Tech-Village, Givat Ram, Jerusalem Israel. The Company’s American Depositary Shares (“ADSs”), each representing five of the Company’s ordinary shares with no par value are traded on the Nasdaq Capital Market since Febuary 2019 using the symbol “ANCN”, while its ordinary shares were traded on the Tel Aviv Stock Exchange between August 2006 and June 2019.

B.	Definitions

In these financial statements -

(1)	The Company - Anchiano Therapeutics Ltd. (formerly BioCanCell Ltd.).

(2)	Subsidiaries - The Company’s subsidiary, Anchiano Therapeutics Israel Ltd. (formerly BioCancell Therapeutics Israel Ltd.) and its subsidiary Anchiano Therapeutics, Inc. (formerly BioCancell USA, Inc.), whose financial statements are fully consolidated with those of the Company and which are wholly owned and controlled by the Company.

(3)	The Anchiano Group - The Company and the Subsidiaries.

(4)	Dollars or “$” - U.S. dollars.

C.	The reporting entity

The condensed consolidated interim financial statements of the Company as of June 30, 2019 include those of the Company and of the Subsidiaries.

The Anchiano Group is engaged in research and development of drugs for the treatment of cancer. The Anchiano Group’s products are in the development stage. Therefore, there is no certainty regarding the Anchiano Group’s ability to complete development of the products, obtain regulatory permits, and achieve marketing success. The Company has incurred recurring losses from operations. The continuation of the stages of development related to the Company’s planned activities depends on future events, including raising additional capital and achieving operational profitability. The Company is working to raise the capital needed for its continuing operations, although, as of the date of the statement of financial position, there is significant doubt as to the Company’s ability to continue operating as a “going concern”. As of the signing date of the financial statements, and based on the Anchiano Group’s assessments, its financial resources are expected to suffice until the second quarter of 2020.

These financial statements do not include any measurement or presentation adjustments for assets and liabilities that would be required if the Anchiano Group does not continue operating as a going concern.

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Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2019 (Unaudited)

Note 2 - Basis of Financial Statement Presentation

A.	Declaration of Compliance with International Financial Reporting Standards

The condensed consolidated interim financial statements were prepared by the Group in conformity with IAS 34 Interim Financial Reporting. They do not include all the information required in full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2018, which were prepared in conformity with IFRS as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on August 1, 2019.

B.	Change in functional currency

The Company’s management has determined that as a result of a significant increase in the Group’s activities in the USA, including the initiation of a pivotal clinical trial and an initial public offering on the Nasdaq, the Group’s functional currency, best representing the Group’s economic activity, shall be the U.S. dollar as of January 1, 2019. The change in functional currency is accounted for prospectively from the date of change.

C.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Except as described below and that mentioned in Note 3, the significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements

The Company uses critical estimates to measure the fair value of derivative instruments.

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Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2019 (Unaudited)

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its annual financial statements.

Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements and their effect:

Initial application of new standards, amendments to standards and interpretations

As from January 1, 2019, the Group applies the new standards and amendments to standards described below:

IFRS 16, Leases

As from January 1, 2019 (hereinafter: “the date of initial application”) the Group applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets. Assets leased under a finance lease included mainly office buildings and office furniture.

In accordance with IFRS 16, for agreements in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Group has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are capitalized to assets and written down as depreciation and amortization expenses. Furthermore, leased assets, which were classified as finance leases at inception of the lease and were recognized in the statement of financial position as fixed assets, were reclassified as right-of-use assets.

The Group elected to apply the standard using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, the Group elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Group’s equity at the date of initial application

Impact of the application of IFRS 16 in the reporting period

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Group recognized right-of-use assets (including investment property) and lease liabilities as at June 30, 2019 in the amount of $1,600 thousand and $1,537 thousand, respectively.

Furthermore, instead of recognizing lease expenses in relation to those leases, during the six-month period ended June 30, 2019 the Group recognized additional depreciation expenses in the amount of $238 thousand and additional financing expenses in the amount of $31 thousand.

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Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2019 (Unaudited)

Note 3 - Significant Accounting Policies (cont'd)

Initial application of new standards, amendments to standards and interpretations (cont’d)

IFRS 16, Leases (cont'd)

In measurement of the lease liabilities, the Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rates used to measure the lease liability range between 2.7% and 5.3% . This range is affected by differences in the lease term, differences between asset groups, and so forth.

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019:

(1)	Determining whether an arrangement contains a lease

On the inception date of the lease, the Group determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Group assesses whether it has the following two rights throughout the lease term:

(a)       The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)       The right to direct the identified asset’s use.

For lease contracts that contain non-lease components, such as services or maintenance, that are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liabilities

Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

Since the interest rate implicit in the Group's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

The Group has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

•	Buildings and lab	3-5 years

•	vehicles	3 years

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Anchiano Therapeutics Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of June 30, 2019 (Unaudited)

Note 4 - Significant EventS during the Report Period

A.	On February 14, 2019, the Company closed an initial public offering of 2,652,174 ADSs, each representing five ordinary shares of the Company (in total, 13,260,870 ordinary shares), at $11.50 per ADS, resulting in gross proceeds of $30.5 million. Pursuant to price protection rights granted to private investors in 2018 and activated in the offering, the Company allocated an additional 8,262,800 ordinary shares (equivalent to 1,652,560 ADSs) to rights holders and adjusted their warrants to be exercisable for an additional 6,207,330 ordinary shares (equivalent to 1,241,466 ADSs). As a result of that the company recorded an additional $19M to equity. The fair value as of the transaction date of the Derivative Financial Instrument - price protection mechanism was approximately $19 million and the difference in the fair value of $12 million is recognized in the statement of operations as financing expenses.

In addition, as of June 30, 2019, the fair value of the Derivative Financial Instrument relating to the warrants is $1.9 million. The change in fair value between January 1, 2019 and June 30, 2019 was $1.7 million, which was recognized in the statement of operations as financing income

B.	At the Company’s request, the TASE de-listed the Company’s ordinary shares from trade on the TASE on June 17, 2019. The Company’s ADSs, each representing five of its ordinary shares, remain traded on the Nasdaq Capital Market under the symbol “ANCN”, and the Company continues to report in accordance with U.S. securities law and Nasdaq rules.

Note 5 - SUBSEQUENT EVENTS

A.	In July 2019, a general meeting of the Company’s shareholders ratified a resolution of the Company’s Board of Directors from May 2019, amending the annual salary of the Company’s CEO, Dr. Frank Haluska, to $480,000 commencing May 1, 2019, and an allocation of options to him to purchase 422,090 ordinary shares (equivalent to 84,418 ADSs).

B.	In July 2019, te Company allocated options exercisable into 1,456,590 ordinary shares of the Company (equivalent to 291,318 ADSs) to employees and directors of the Company and its fully-owned subsidiaries (including as described in Note 5A above), at a total cost of approximately $817 thousand. The options were granted following the approval of a general meeting of the Company’s shareholders to which part of the allocation was subject.

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